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                                                              Exhibit 7(c)99.1


                        CHIQUITA BRANDS INTERNATIONAL

                                 NEWS RELEASE



        CHIQUITA COMPLETES SALE OF MEAT DIVISION OPERATIONS


        CINCINNATI, OHIO, December 21, 1995 -- Chiquita Brands International, Inc. (NYSE: CQB) today announced the completion of the sale of its Meat Division to Smithfield Foods, Inc. (NASDAQ: SFDS). The selling price was $58 million, consisting of $25 million in cash and $33 million of Smithfield common stock. In addition, Smithfield Foods assumed all of the liabilities of the Meat Division. As a result of the sale, Chiquita owns approximately 1.1 million shares (6%) of Smithfield's outstanding common stock.

        The sale to Smithfield represents the final step in the divestiture of Chiquita's meat business. Accordingly, the Meat Division will be reported in Chiquita's 1995 annual results as a discontinued operation, the results of which will be excluded from Chiquita's continuing operations.

        Chiquita stated that the completed sale of the Meat Division, the recently announced sale of Grupo Numar's Costa Rican operations and other 1995 asset redeployments were part of its previously announced program to improve shareholder value through ongoing cost reduction in the Company's core business and divestiture of non-core operations.

        Chiquita is a leading international marketer, processor and producer of quality food products.



FOR FURTHER INFORMATION, PLEASE CONTACT:
Joseph W. Hagin (513) 784-8866